XINYINHAI TECHNOLOGY, LTD.

No. 16 Dalian Road, Haping Road

Centralized Industrial Park, Harbin Development Zone

P.R. China 150060

June 29, 2009

VIA EDGAR

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re:

Xinyinhai Technology, Ltd.

Form 10-K for the fiscal year ended December 31, 2008

            File No. 000-51012

Dear Ms. Cvrkel:

I am writing in response to your letter dated June 18, 2009.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than July 15, 2009.

Yours,

/s/ Tian Ling

Tian Ling, Chief Executive Officer